SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

September 22, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Messrs. Jeff Long and Keith O’Connell

Re:	BlackRock Large Cap Focus Growth Fund, Inc.
Registration Statement on Form N-14
(File No. 333-273771)

Dear Messrs. Long and O’Connell:

On behalf of BlackRock Large Cap Focus Growth Fund, Inc. (the “Acquiring Fund”), this letter responds to the telephonic comments provided by Mr. Jeff Long on August 28, 2023 and Mr. Keith O’Connell on September 5, 2023, each of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Acquiring Fund’s Registration Statement on Form N-14 filed with the Commission on August 7, 2023 (the “Registration Statement”) relating to the proposed acquisition by the Acquiring Fund of substantially all of the assets and certain stated liabilities of BlackRock Capital Appreciation Fund, Inc. (the “Target Fund”), in exchange for shares of the Acquiring Fund (the “Reorganization”). The Target Fund and the Acquiring Fund may be referred to herein as a “Fund.”

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statement.

Accounting Comments

Questions & Answers

Comment 1: In response to the question “Will the Reorganization create a taxable event for me?”, please consider providing the estimated amounts of any capital gain and brokerage costs that would result from a sale of portfolio holdings anticipated to be disposed of in connection with the Reorganization.

Response:   In response to the Staff’s comment, the disclosure has been updated to provide the requested information.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

September 22, 2023

General

Comment 2: Please confirm that the Acquiring Fund will file a consent of its independent registered public accounting firm as an exhibit to the Registration Statement prior to going effective.

Response:   The Acquiring Fund confirms that it will file a consent of its independent registered public accounting firm as an exhibit to the Registration Statement prior to going effective.

Legal Comments

General

Comment 3: Please explain why a vote of the Target Fund shareholders is not required to be taken in connection with the Reorganization.

Response:   The Reorganization will not require the vote of the Target Fund shareholders under the Target Fund’s charter, applicable state law or the Investment Company Act of 1940, as amended (the “1940 Act”), in reliance on Rule 17a-8 under the 1940 Act. Under Rule 17a-8, shareholder approval is not required if: (a) no policy of the target fund that could not be changed under Section 13 of the 1940 Act without a vote of a majority of its outstanding voting securities is materially different from a policy of the acquiring fund; (b) no advisory contract of the target fund is materially different from that of the acquiring fund; (c) the independent directors of the target fund who were elected by shareholders will comprise a majority of the independent directors of the acquiring fund; and (d) any distribution fees under a Rule 12b-1 plan payable by the acquiring fund are no greater than the distribution fees payable by the target fund. The Board of Directors of the Acquiring Fund and the Target Fund have each determined that each of the conditions listed above is satisfied in the case of the Reorganization.

Comment 4: Please confirm that the Acquiring Fund will file a legal opinion regarding the legality of the securities being registered as an exhibit to the Registration Statement prior to going effective.

Response:   The Acquiring Fund confirms that it will file the legal opinion as an exhibit to the Registration Statement prior to going effective.

Summary – Investment Objectives, Investment Processes, Principal Investment Strategies and Other Strategies – Principal Investment Strategies

Comment 5: For purposes of the Acquiring Fund’s 80% test following the Reorganization, please confirm whether under normal circumstances derivatives are valued using the mark-to-market value.

Response:   The Acquiring Fund confirms that under normal circumstances it intends to value derivatives using the mark-to-market value for purposes of its 80% test.

Securities and Exchange Commission

September 22, 2023

* * *

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Janey Ahn

Ben Niehaus

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